UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2019
Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): .
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 99.1 is a press release of Nordic American Tankers Limited (the "Company") dated August 19, 2019, announcing an adjustment to Highlights in first half 2019 report, released on Friday August 16, 2019.
Attached as Exhibit 99.2 is the revised press release of the Company dated August 16, 2019, announcing the Company's dividend and earnings report for the first half of 2019.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-228603), filed with the U.S. Securities and Exchange Commission with an effective date of February 20, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: August 19, 2019	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, President, and Chief Executive Officer

Exhibit 99.1
Nordic American Tankers Limited (NYSE:NAT) – Adjustment to Highlights in first half 2019 report, released on Friday August 16, 2019.
Hamilton, Bermuda, August 19, 2019
Dear Shareholders,
Please note that the adjusted version of our full First Half 2019 report is available on our web site www.nat.bm
The mention of a reverse stock split has been removed. The plan to suggest a reverse stock split in NAT has been cancelled.
No other changes have been made to the report.
Please be guided accordingly.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.
Contacts:
Gary J. Wolfe
Seward & Kissel LLP
New York, USA
Tel: +1 212 574 1223

Bjørn Giæver, CFO
Nordic American Tankers Limited
Tel: +1 888 755 8391 or +47 91 35 00 91

Herbjørn Hansson, Chairman & CEO
Nordic American Tankers Limited
Tel: +1 866 805 9504 or +47 90 14 62 91

Exhibit 99.2

Nordic American Tankers (NYSE: NAT) –Report as per June 30, 2019 – First half of 2019 sends promising signals.
Hamilton, Bermuda, August 16, 2019
HIGHLIGHTS:
•
NAT IS IN A GOOD POSITION WITH SOLID PROSPECTS. THE FIRST HALF OF 2019 WAS MUCH BETTER THAN THE FIRST HALF OF 2018. THE TIME CHARTER EQUIVALENT IN THE FIRST HALF OF 2018 WAS USD 10,850 PER DAY PER SHIP AND THE FIRST HALF OF 2019 PRODUCED USD 20,414 PER DAY PER SHIP.

•	THERE ARE SEVERAL INDICATORS THAT THE TANKER MARKET IS GOING UP. THE MOST OBVIOUS CAN BE SEEN IN THE ABOVE YEAR-ON-YEAR NUMBERS, CLEARLY SHOWING THAT THE TIDE HAS TURNED.
•	ON MAY 29, 2019, WE ENTERED INTO A 12-15 MONTH TIME CHARTER WITH THE MAJOR ENERGY COMPANY, EQUINOR. THE TIME CHARTER STARTS DURING AUGUST 2019.
•
POLITICAL UNREST IS NORMALLY POSITIVELY IMPACTING DEMAND FOR OUR SHIPS. THE RELATIONSHIP BETWEEN CHINA AND THE US SHOULD BE SEEN IN THIS LIGHT. THIS FEATURE OF THE TANKER MARKET IS NOT ALWAYS UNDERSTOOD BY OBSERVERS.

•	EXPORTS OF OIL FROM THE US CONTINUES TO INCREASE, ALSO PROVIDING ADDITIONAL EMPLOYMENT FOR OUR SUEZMAX SHIPS.
•
AS ALREADY ANNOUNCED, NAT WAS FULLY REFINANCED DURING THE FIRST HALF OF 2019. NAT BORROWED ABOUT $306 MILLION FROM ONE LENDER, ALLOWING THE COMPANY TO RETIRE IN FULL THE DEBT FROM THREE OTHER BANK LENDERS. THIS IMPORTANT CAPITAL TRANSACTION WAS FINALIZED FEBRUARY 12, 2019. WE HAVE A FIRST CLASS RELATIONSHIP WITH THE TEXAS BASED LENDER, HAVING PROVIDED THE LOAN.

•	WE ARE SHARPENING OUR MARKETING EFFORTS TO COMMUNICATE EVEN MORE EFFECTIVELY WITH INVESTORS. NAT HAS ABOUT 100,000 SHAREHOLDERS ALL OVER THE WORLD, WITH A MAJORITY IN THE US.
•	WE ANNOUNCED THE 88TH CONSECUTIVE QUARTERLY DIVIDEND DISTRIBUTION JULY 26, 2019. THE DIVIDEND THIS TIME IS 1 CENT PER SHARE, PAYABLE SEPTEMBER 20, 2019, TO SHAREHOLDERS OF RECORD AUGUST 30, 2019.
•	DETAILED FINANCIAL INFORMATION FOR THIS AND OTHER PERIODS IS INCLUDED LATER IN THIS REPORT.

Our Fleet
Our fleet consists of 23 well maintained Suezmax tankers with a cargo lifting capacity of 1 million barrels of crude oil each, illustrating the size of NAT. The average age of our fleet is about 11 years; 10 units were built from 2010 onwards, 13 units were built between 2000 and 2009.
The outcome of the inspections of our ships by oil companies (“vetting”) reflects the good quality of our fleet.
NAT has one of the largest fleet of Suezmax tankers in the world. In a capital intensive industry like ours, timing and financing are the key issues to achieve a sound cost structure.
First half 2019 Results
For the first half of 2019, NAT had a net loss of $9.3 million or $0.07 per share compared to the same period in 2018 that saw a net loss of $46.9 million or $0.33 per share.
For detailed information about our P&L, balance sheet, cash flow and reconciliation of certain NonGAAP financial measures, we refer to the tables on page 4 and 5 of this press release.
Financing
Our fleet is financed through two financing arrangements; the $306 million 5-year senior secured credit agreement with CLMG Corp., funded by Beal Bank of Dallas, Texas and the Ocean Yield financing for our 3 vessels delivered last year. Both financing arrangements contain an element of down-payment that will reduce our debt going forward, while still maintaining our flexibility to distribute generous dividends in improving tanker markets.
The debt level of NAT has always been among the lowest in the industry. The NAT board has focus on further reducing the debt to a level that NAT maintained a few years ago.
Dividend
For 2Q2019 a cash dividend of $0.01 per share has been declared. Payment of the dividend is expected to be on or about September 20, 2019, to shareholders of record on August 30, 2019.
In an improved tanker market, higher dividends can be expected.
World Economy and the Tanker Market
What is good for the world economy and world trade is by nature positive for the crude oil tanker business. It is important to note, in light of trade war headlines currently, that political uncertainty can be a positive for tanker shipping, as inefficiencies in the energy logistical chain stretches the tanker fleet (storage, delays, different trade patterns, etc) and subsequently limits supply of tankers.
The world Suezmax fleet (excl. shuttle, product & Jones Act tankers) counts 517 vessels at the end of 2Q2019. During 2018, 28 suezmax vessels were delivered from the shipyards and 21 vessels were scrapped. For 2019 we expect a similar number of new deliveries as in 2018. In 2020 we currently see 22 vessels scheduled for delivery.
The supply of tanker tonnage is inelastic in the short-term. When there are too many ships in an area, rates tend to go down. When there is scarcity of ships, rates tend to go up. Short-term spot tanker rates may be expected to be volatile.

Corporate Governance/Conflict of Interests
It is vital to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties. Interests must be aligned. From time to time in the shipping industry, we see that questionable transactions take place which are not in harmony with sound corporate governance principles, both as to transparency and related party aspects. We have zero tolerance for corruption.
Strategy going forward
The NAT strategy is built on expanding and maintaining a homogenous and top quality fleet, leveraging on our industry network and close customer relationships with big oil. Employment of our ships with big oil is a priority.
A strong balance sheet, combined with a homogenous fleet and economies of scale is giving a low cash break-even level, enabling NAT to distribute free cashflow to our shareholders.
This strategy will benefit in both a strong tanker market and in a weak one. In an improved market, higher dividends can be expected and vice versa.
Our dividend policy should continue to enable us to achieve a competitive cash yield.
Our fleet of 23 more or less identical vessels is a special feature of NAT that is particularly valuable to our customers.
NAT is firmly committed to protecting its underlying earnings and dividend potential. We shall safeguard and further strengthen this position in a deliberate, predictable and transparent way.
* * * * *

NORDIC AMERICAN TANKERS LIMITED
	Three Months Ended			Six Months Ended
CONSOLIDATED CONDENSED STATEMENTS OF OPERATION (UNAUDITED) Amounts in USD ‘000	Jun. 30, 2019	Mar. 31, 2019	Jun. 30. 2018	Jun. 30, 2019	Jun. 30, 2018
Net Voyage Revenue	30,653	53,629	27,008	84,281	56,624
Vessel Operating Expenses	(15,947)	(15,969)	(23,269)	(31,916)	(45,294)
General and Administrative Expenses	(3,885)*	(3,568)*	(2,815)*	(7,453)**	(6,480)**
Depreciation Expenses	(15,742)	(15,785)	(14,575)	(31,527)	(29,646)
Impairment Loss on Vessels	0	0	(2,168)	0	(2,168)
Gain (Loss) Disposal of Vessels	0	0	(1,716)	0	(1,716)
Operating Expenses	(35,574)	(35,322)	(44,543)	(70,896)	(85,304)
Net Operating Earnings (Loss)	(4,921)	18,307	(17,535)	13,385	(28,680)
Interest Income	63	83	81	147	205
Interest Expense	(9,532)	(10,862)	(8,101)	(20,394)	(15,212)
Other Financial Income (Expenses)	(593)	(1,885)	(426)	(2,479)	(752)
Equity Loss in Associate	0	0	(1,206)	0	(2,422)
Total Other Expenses	(10,062)	(12,664)	(9,652)	(22,726)	(18,181)
Net Gain (Loss)	(14,983)	5,643	(27,187)	(9,341)	(46,861)
Basic Earnings per Share	(0.11)	0.04	(0.19)	(0.07)	(0.33)
Basic Weighted Average Number of
Common Shares Outstanding	141,969 666	141,969,666	141,969,666	141,969,666	141,969,666
Common Shares Outstanding	141,969,666	141,969,666	141,969,666	141,969,666	141,969,666

*)
The G&A for the three months ended lime 30, 2019, March 31, 2019 and June 30, 2018 include non-cash charges of $0.6m, $0.2m and ($0.1m), respectively, which are charges related to share based compensation and pension cost.

**)	The G&A for the six months ended June 30, 2019, and June 30, 2018, include non-cash charges of $0.8m and $0.4m, respectively, which are charges related to share based compensation and pension cost.

CONSOLIDATED CONDENSED BALANCE SHEET (UNAUDITED) Amounts in USD ‘000	Jun. 30. 2019		Jun. 30, 2018		Dec. 31, 2018
Cash and Cash Equivalents	42,062		46,482		49,327
Restricted Cash	7,337	*	0		0
Accounts Receivable, net	15,442		21,636		22,594
Prepaid Expenses	3,012		4,019		3,830
Inventory	22,088		21,771		20,291
Voyages in Progress	7,462		13,519		15,075
Other Current Assets	2,790		4,082		1,828
Vessels Field for Sale	0		55,376		0
Total current assets	100,193		166,885		112,945
Vessels, Net	923,275		832,599		953,758
Deposit for vessels	0		50,130		0
Investment Securities	2,748		0		4,197
Investment in Associate	0		9,443		0
Other Non-current Assets	1,982		15,285		211
Total non-current assets	928,005		907,457		958,166
Total Assets	1,028,198		1,074,342		1,071,111
Accounts Payable	5,493		6,140		3,575
Accrued Voyage Expenses	7,379		6,217		5,063
Other Current Liabilities	6,389		17,759		8,960
Current portion of Long Term Debt	20,116	**	27,221	***	18,692
Total Current liabilities	39,377		57,337		36,290
Long-term Debt	390,378		346,561		417,836
Deferred Compensation Liability	15,440		15,732		14,954
Total Non-current Liabilities	405,818		362,293		432,790
Shareholders’ Equity	583,003		654,712		602,031
Total liabilities and Shareholders’ Equity	1,028,198		1,074,342		1,071,111

* Restricted cash is related to deposits made for future Drydockings of our vessels.
** Current portion of Long Term debt includes 512.7 million related to the new borrowing facility and $7.2 million relates to the Vessel Financing Newbuildings.
*** Current Portion of Long Term Debt is related to debt associated with Vessels Held for Sale and was repaid in July 2018.

NORDIC AMERICAN TANKERS LIMITED
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)	Three Months Ended			Six Months Ended
Amounts in USD ‘000	Jun. 30, 2019	Mar. 31, 2019	Jun. 30, 2018	Jun. 30,2019	Jun. 30, 2018
Voyage Revenue	66,161	88,283	73,435	154,444	140,030
Voyage Expense	(35,508)	(34,654)	(46,427)	(70,163)	(83,406)
Net Voyage Revenue (1)	30,653	53,629	27,008	84,281	56,624

	Three Months Ended			Twelve Months Ended
	Jun. 30, 2019	Mar. 31. 2019	Jun. 30. 2018	Dec. 31, 2018
Net Operating Earnings (Loss)	(4,921)	18,307	(17,535)	(38,616)
Depreciation Expense	15,742	15,785	14,575	60,695
Impairment Loss on Vessels and Goodwill	0	0	2,168	2,168
(Gain) Loss Disposal of Vessels	0	0	1,716	6,619
Share Based Compensation and Pension Cost	632	198	(81)	140
Adjusted Net Operating Earnings (2)	11,453	34,290	843	31,006

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company’s financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by accounting principles generally accepted in the United States.

(2)
Adjusted Net Operating Earnings represents Net Operating Earnings (Loss) before depreciation, impairment, (gain) loss disposal of vessels and non-cash administrative charges. Adjusted Net Operating Earnings is included because certain investors use this data to measure a shipping company’s financial performance. Adjusted Net Operating Earnings is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by accounting principles generally accepted in the United States.

NORDIC AMERICAN TANKERS LIMITED
	Six Months ended		Twelve Months ended
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW (UNAUDITED) Amounts in USD ‘000	Jun. 30, 2019	Jun. 30, 2018	Dec. 31, 2018
Net Cash Provided by (Used in) Operating Activities	40,832	(12,743)	(16,103)
Investment in Vessels	(557)	(3,097)	(4,810)
Sale of Vessels	0	25,234	89,624
Other	0	(60)	(60)
Return from Investments	0	300	300
Net Cash Provided by (Used in) Investing Activities	(557)	22,377	85,054
Proceeds from Issuance of Common Stock	0	(16)	0
Proceeds from Vessel Financing Newbuildings	0	0	12,505
Proceeds from Borrowing Activities	300,000	0	(78,242)
Repayments on Credit Facility	(313,400)	(15,769)	(2,361)
Repayments of Vessel Financing Newbuildings	(3,566)	0	0
Repayments of Borrowing Facility	(6,378)	0	0
Transaction Costs Borrowing Facilities	(6,904)	0	0
Dividends Distributed	(9,936)	(5,678)	(9,936)
Net Cash Provided by (Used in) Financing Activities	(40,184)	(21,463)	(78,034)
Net Increase (Decrease) in Cash and Cash Equivalents	91	(11,829)	(9,083)
Effect of exchange rate changes on Cash	(19)	(48)	51
Cash and Cash Equivalents at Beginning of Period	49,327	58,359	58,359
Net Deposit of Restricted Cash	(7,337)*	0	0
Cash and Cash Equivalents at End of Period	42,062	46,482	49,327

* Restricted cash is related to deposits made for future Drydockings of our vessels.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forwardlooking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.
Contacts:
Gary J. Wolfe
Seward & Kissel LLP
New York, USA
Tel: +1 212 574 1223

Bjørn Giæver, CFO
Nordic American Tankers Limited
Tel: +1 888 755 8391 or +47 91 35 00 91

Herbjørn Hansson, Chairman & CEO
Nordic American Tankers Limited
Tel: +1 866 805 9504 or +47 90 14 62 91

Web-site: www.nat.bm